# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Certara, Inc., CIK 0001827090
CUSIP: 15687V109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 Radnor Corporate Center, Suite 350, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-21-000846
Filed by CIK 0001704268

## Reporting persons
- Mubadala Investment Company PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mamoura Diversified Global Holding PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fifteenth Investment Co LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Certara, Inc.
Address of issuer's principal executive offices: 4 Radnor Corporate Center, Suite 350, Radnor, Pennsylvania, 19087

## Item 2. Person Filing
Name of person filing: (i) Mubadala Investment Company PJSC, (ii) Mamoura Diversified Global Holding PJSC, and (iii) Fifteenth Investment Company LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
(i) For Mubadala Investment Company PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates,
(ii) For Mamoura Diversified Global Holding PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates,
(iii) For Fifteenth Investment Company LLC: Al Mamora A, Al Muroor Street, Abu Dhabi, United Arab Emirates
Citizenship: Each of the Reporting Persons were established under the laws of the Emirate of Abu Dhabi, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, each of the Reporting Persons beneficially owned 0 shares of Common Stock, par value $0.01 per share ("Common Stock") of Certara, Inc. (the "Issuer").
Percent of class: As of December 31, 2024, each of the Reporting Persons beneficially owned 0% of the shares of Common Stock outstanding.
Sole power to vote or to direct the vote: As of December 31, 2024, each of the Reporting Persons had sole power to vote or direct the vote of 0 shares of Common Stock.
Shared power to vote or to direct the vote: As of December 31, 2024, each of the Reporting Persons had shared power to vote or direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of December 31, 2024, each of the Reporting Persons had sole power to dispose or direct the disposition of 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of December 31, 2024, each of the Reporting Persons had shared power to dispose or direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mubadala Investment Company PJSC: /s/ Shahzad Ahmed Khan, Shahzad Ahmed Khan/Authorized Signatory (02/13/2025)
- Mamoura Diversified Global Holding PJSC: /s/ Shahzad Ahmed Khan, Shahzad Ahmed Khan/Authorized Signatory (02/13/2025)
- Fifteenth Investment Co LLC: /s/ Shahzad Ahmed Khan, Shahzad Ahmed Khan/Authorized Signatory (02/13/2025)